06006413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U-TRADE BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

416 WALDER DRIVE
(No. and Street)

FRANKLIN LAKES (City) NEW JERSEY (State) 07417 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 31 2006 WASH, D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID FURZE 201-644-8353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NISIVOCCIA & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

11 LAWRENCE ROAD	NEWTON	NEW JERSEY	07860
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID FURZE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U-TRADE BROKERAGE, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DANIELLE FURZE MY COMMISSION EXPIRES MAY 6, 2008 ID NO. 2207631 BERGEN COUNTY, NJ NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U-TRADE BROKERAGE, LLC
(A Development Stage Company)

REPORT ON FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2005 AND THE PERIOD NOVEMBER 30, 2000 (INCEPTION) TO DECEMBER 31, 2005

NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

INDEPENDENT AUDITORS' REPORT

To the Members of
U-Trade Brokerage, LLC

We have audited the accompanying statement of financial condition of U-Trade Brokerage, LLC (a development stage company) (a New York single member limited liability company) (the "Company") as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and for the period from November 30, 2000 (Inception) to December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the Company's financial statements do not include the accounts of U-Trade Capital Holding, LLC that the Company has determined is a variable interest entity and the primary beneficiary entitled to receive a majority of the Company's residual returns. In our opinion, the Company's financial statements should include the accounts of U-Trade Capital Holding, LLC to conform with accounting principles generally accepted in the United States of America.

In our opinion, except for the effects of the accounts of the Company not being consolidated with its parent company, the financial statements referred to above present fairly, in all material respects, the financial position of U-Trade Brokerage, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended and from November 30, 2000 (Inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nisivoccia & Company
Newton, New Jersey

Nisivoccia & Company LLP

March 27, 2006

U-TRADE BROKERAGE, LLC
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets:		
Current assets:		
Cash	$	4,555
Prepaid expenses		810
Total current assets		5,365
Clearing deposit		7,194
Total assets	$	12,559
Liabilities and members' capital:		
Current liabilities:		
Accounts payable	$	1,811
Members' capital since inception at November 30, 2000:		
Members' capital contributions		179,995
Deficit accumulated during the development stage		(169,247)
Total members' capital		10,748
Total liabilities and members' capital	$	12,559

The accompanying notes are an integral part of these financial statements

U-TRADE BROKERAGE, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 – Summary of Significant Accounting Policies

Nature of Business

U-Trade Brokerage, LLC (the Company), is a single member Limited Liability Company organized in the State of New York in November 2000 and owned entirely by U-Trade Capital Holding, LLC. The Company is currently a development stage company which has not commenced business operations. The Company will act as a broker-dealer and is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Distributions of Company income and returns of capital will be at management's discretion within rules established by the NASD.

The Company is engaged in a single line of business as a securities broker-dealer, and as of December 31, 2005 was eligible to provide services involving retail stocks and bonds transactions mutual funds, variable life insurance or annuities, U.S. government securities and investment advisory services.

Principles of Combination

In January 2003, the Financial Accounting Standards Board issued FIN 46, entitled *Consolidated of Variable Interest Entities* that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. The consolidated provisions of FIN 46, as revised, are effective in fiscal years beginning after December 13, 2004. It has been determined the Company is a variable interest entity of it's parent company, U-Trade Capital Holding, LLC (the primary beneficiary). The Company's management has decided not to consolidate the financial statements of both entities. The effects of this departure have not been determined.

Use of Estimates / Significant Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results in the near term could differ from estimated amounts.

Revenue Recognition

Commission revenue and related commission expense are recorded on a trade-date basis as securities and other investment transactions occur.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Commissions Receivable/Significant Concentrations of Credit Risk

Commissions receivable, when present, represents unsecured amounts due from clearing brokers. Management periodically assesses the collectibility of the amounts, and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances.

Note 1 – Summary of Significant Accounting Principles (cont'd)

Commissions Expense

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not take possession of customers' securities or commodities.

Income Taxes

The Company is a single member Limited Liability Company and is not taxed as a separate entity for federal and state income tax purposes. Instead, the Company's net income or loss is recorded by the Company's sole member who reports the income or loss on their income tax return.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2005, the Company had net capital of $9,938, which was $4,938 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital at December 31, 2005 was 0.18 to 1, which is less than the maximum allowable ratio at the date of 15.00 to 1.

Note 3 –Related Party Transactions

U-Trade Brokerage, LLC is owned entirely by U-Trade Capital Holding, LLC. Under an agreement dated July 22, 2002, and as periodically amended, U-Trade Capital Holding, LLC (Capital Holding), agreed to assume responsibility for payment of operating expenses of U-Trade Brokerage, LLC including rent, telephone, professional fees, equipment and supplies and other miscellaneous expenses. U-Trade Brokerage, LLC has no obligation to reimburse Capital Holding for any expenses per the agreements. The amount paid to Capital Holding for the year ending December 31, 2005 was $18,047. Included in accounts payable at December 31, 2005 was $1,811 related to the agreement. The agreement in effect for the year ending December 31, 2006 requires a monthly operating expense payment of $200.

Note 4 –Clearing Deposit

The Company had $7,194 on deposit with the clearing broker who will maintain and transact the Company's trading activities.

U-TRADE BROKERAGE, LLC
(A Development Stage Company)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2005

Net capital:		
Stockholders' equity	$	10,748
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses and other current assets		810
		810
Net capital before haircuts on securities positions (tentative net capital)		9,938
Haircuts on securities:		
None		-
Net capital, as defined	$	9,938
Aggregate indebtedness:		
Items included in Statement of Financial Condition:		
Accounts payable and accrued expenses	$	1,811
Total aggregate indebtedness	$	1,811
Minimum net capital requirement	$	5,000
Capital in excess of minimum net capital requirement	$	4,938
Ratio of aggregate indebtedness to net capital:		
The ratio of aggregate indebtedness to net capital, which is less than the maximum allowable ratio of 15.00 to 1		0.18 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	9,938
Net capital - per audited financial statement	$	9,938

See independent auditors' report

U-Trade Brokerage, LLC
(A Development Stage Company)

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

U-Trade Brokerage, LLC
(A Development Stage Company)

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers.

The Company does not receive, handle or safeguard securities and as a result, no procedures were necessary to be performed in this regard.

NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 For the Year Ended December 31, 2005

To the Members of
U-Trade Brokerage, LLC

In planning and performing our audit of the financial statements and supplemental schedules of U-Trade Brokerage, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in:

1. making quarterly securities examinations, counts, verifications, and comparisons;
2. recordation of differences required by Rule 17a-13;
3. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nisivoccia & Company LLP

Newton, New Jersey
March 27, 2006